Filed Pursuant to Rule 424(b)(5)
Registration No. 333-156941

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 13, 2009)

557,142 of Shares of Common Stock

We are offering a total of 557,142 shares of our common stock for a total issuance price of $702,000 to Socius CG II, Ltd. (“Socius”). On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius. Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of shares of redeemable Series A preferred stock in one or more tranches.  The shares of Series A preferred stock accumulate dividends at an annual rate of 10%.  The shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  The Series A preferred shares are not convertible into common stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius is obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it purchases at its option, in cash or with a secured promissory note.  The shares of common stock covered by this prospectus represent the shares of common stock expected to be purchased by Socius in connection with the fourth tranche under the Securities Purchase Agreement.

We have been advised by Socius that the resale of any shares by Socius may be made by means of ordinary brokers’ transactions on the NYSE Amex or through any other means described in the section of this prospectus entitled “Plan of Distribution.” For additional information on the methods of sale that may be used by Socius, and regarding the terms of the Securities Purchase Agreement, see the section entitled “Plan of Distribution” beginning on page S-6 of this prospectus supplement.

Our common stock is traded on the NYSE Amex under the symbol “ZBB.”  As of March 16, 2011 the aggregate market value of our outstanding common stock held by non-affiliates was $12,604,806 based on 26,230,810 shares of outstanding common stock, of which 23,518,062 shares are held by non-affiliates, and a per share price of $1.43 based on the closing sale price of our common stock as quoted on the NYSE Amex on March 8, 2011.  Following this offering, we have sold securities with an aggregate market value of $4,404,296 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period that ends on and includes the date hereof.

Before you invest, you should carefully read this prospectus supplement, the accompanying prospectus and all information incorporated by reference therein.  These documents contain information you should consider when making your investment decision.

Investing in these securities involves significant risks.  We strongly recommend that you read carefully the risks we describe in this prospectus supplement as well as in the accompanying prospectus and the risk factors that are incorporated by reference in this prospectus supplement from our filings made with the Securities and Exchange Commission.  See “Risk Factors” on page S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 16, 2011.

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TABLE OF CONTENTS
Prospectus Supplement

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering and also adds to and updates information contained in or incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more information about us and the type of securities we may offer from time to time under our shelf registration statement. To the extent there is a conflict between the information contained, or referred to, in this prospectus supplement, on the one hand, and the information contained, or referred to, in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control. We have not authorized any broker, dealer, salesperson or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy units, nor does this prospectus supplement and the accompanying prospectus constitute an offer to sell or the solicitation of an offer to buy units in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus supplement and any accompanying prospectus is delivered or units are sold on a later date.

Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus supplement and the accompanying prospectus to the “Company,” “we,” “us” and “our” refer to ZBB Energy Corporation.

THE OFFERING

This summary highlights information about our Company and this offering contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” as well as the information incorporated by reference in this prospectus, before making an investment decision. In this prospectus, unless otherwise specified or the context otherwise requires, the terms “we,” “us,” “our,” “the Company,” or “ours” refer to ZBB Energy Corporation and its consolidated subsidiaries.

About ZBB Energy Corporation

ZBB Energy Corporation (NYSE AMEX: ZBB) provides advanced electrical power management platforms targeted at the growing global need for distributed renewable energy, energy efficiency, power quality, and grid modernization. ZBB and its power electronics subsidiary, Tier Electronics, LLC have developed a portfolio of intelligent power management platforms that directly integrate multiple renewable and conventional onsite generation sources with rechargeable zinc bromide flow batteries and other storage technology. The company also offers advanced systems to directly connect wind and solar equipment to the grid and systems that can form various levels of micro-grids. Tier Electronics participates in the energy efficiency markets through their hybrid vehicle control systems, and power quality markets with their line of regulation solutions. Together, these platforms solve a wide range of electrical system challenges in global markets for utility, governmental, commercial, industrial and residential end customers. A developer and manufacturer of its modular, scalable and environmentally friendly power systems (“ZESS POWR™”), ZBB Energy was founded in 1998 and is headquartered in Wisconsin, USA with offices also located in Perth, Western Australia.

Corporate Information

Our executive offices are located at N93 W14475 Whittaker Way, Menomonee Falls, Wisconsin  53051, and our telephone number is 262.253.9800.  Our Internet address is www.zbbenergy.com.  The information on our website is not incorporated by reference into this prospectus supplement, and you should not consider it part of this prospectus supplement or the accompanying prospectus.

Securities Purchase Agreement

On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million of shares of redeemable Series A preferred stock in one or more tranches.

The shares of Series A preferred stock accumulate dividends at an annual rate of 10%.  The shares of Series A preferred stock are redeemable at our election at any time after the one year anniversary of issuance.  The Series A preferred shares are not convertible into common stock.

Under the Securities Purchase Agreement, in connection with each tranche Socius is obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). Socius may pay for the shares it purchases at its option, in cash or with a secured promissory note.

The shares of common stock covered by this prospectus represent the shares of common stock expected to be purchased by Socius in connection with the fourth tranche under the Securities Purchase Agreement.

RISK FACTORS

Investing in our securities involves risk.  See the risk factors described in our Annual Report on Form 10-K for our most recent fiscal year (together with any material changes thereto contained in subsequent filed Quarterly Reports on Form 10-Q) and those contained in our other filings with the SEC, which are incorporated by reference in this prospectus supplement..

USE OF PROCEEDS

On March 16, 2011, ZBB delivered the fourth tranche notice under the Securities Purchase Agreement pursuant to which Socius will be required to purchase from the Company $520,000 of shares of Series A preferred stock.  The closing of the sale of the shares of Series A preferred stock, which is subject to satisfaction of customary closing conditions, is anticipated to occur on March 31, 2011.  In connection with the tranche, Socius will also be required to purchase 557,142 shares of common stock for a total purchase price of $702,000 and at a per share purchase price of $1.26, which shares of common stock are being registered by the registration statement of which this prospectus is a part.

We expect to receive approximately $515,000 of net cash proceeds for the sale of these shares of Series A preferred stock.  However, we do not expect to receive any immediate cash proceeds from the sale of shares of common stock since the shares may be paid for with secured promissory notes.

We anticipate using any cash proceeds for general corporate purposes and anticipate applying amounts due us under any such promissory notes towards redemption of the shares of Series A preferred stock issued to Socius under the Securities Purchase Agreement.

Dilution

Our net tangible book value as of December 31, 2010 was ($420,724) or ($0.02) per share of common stock. Net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. On a pro forma basis after giving effect to (1) our issuance on January 12, 2011 of a total of 2,103,532 shares of common stock to investors pursuant to the stock purchase agreements with such investors dated December 29, 2010 and January 3, 2011 for an aggregate purchase price of $2,000,000, (2) our acquisition of substantially all of the assets of Tier Electronics LLC (“Seller”) used in connection with Seller’s business of developing, manufacturing, marketing and selling power electronics products for and to original equipment manufacturers in various industries and our payment of the purchase price therefor comprised of (A) a  $1.35 million promissory note, (B) 800,000 shares of common stock and (C) assumption of approximately $900,000 of Seller’s liabilities, and (3) our completion on January 27, 2011 of the third tranche under the Securities Purchase Agreement, each as described in our Quarterly Report on Form 10-Q filed with the SEC on February 14, 2011, our net tangible book value as of December 31, 2010 would have been $2,249,276 or $0.09 per share of common stock.  On a pro forma as adjusted basis assuming the issuance and sale of all shares of common stock issuable under this offering, our net tangible book value as of December 31, 2010 would have been $2,769,279, or $0.09 per share. This represents an immediate increase in net tangible book value of $0.02 per share to existing stockholders and an immediate dilution in net tangible book value of $1.15 per share to purchasers of common stock in this offering.  The following table illustrates this calculation.

Offering price per share of common stock		$1.26
Pro forma net tangible book value per share as of December 31, 2010	$0.09
Increase per share attributable to this offering	$0.02
As adjusted tangible book value per share after this offering		$0.11
Dilution per share to new investors in this offering		$1.15

The number of shares of common stock outstanding used for existing stockholders in the table and calculations above is based on 21,393,236 outstanding as of December 31, 2010 and excludes:

•	1,886,031 shares of common stock issuable upon the exercise of warrants outstanding with a weighted average exercise price of $1.73 per share;

•	2,461,303 shares of common stock issuable upon the exercise of options outstanding with a weighted average exercise price of $1.68 per share;

•	2,579,615 shares of common stock reserved for future grants and awards under our equity incentive plans as of December 31, 2010; and

•	shares of common stock to be issued in connection with this offering.

DESCRIPTION OF SECURITIES

Authorized Capital

Our articles of incorporation authorize us to issue 150 million shares of common stock, par value $0.01 per share .  In addition, our articles of incorporation authorize us to issue 10,000,000 shares of undesignated preferred stock, par value $0.01 per share.  In accordance with the Securities Purchase Agreement our Board of Directors approved a certificate of designation of preferences, rights and limitations (the “Certificate of Designations”) pursuant to which 2000 shares of Series A preferred stock were authorized.

As of March 16, 2011, we had 303.467756 shares of Series A preferred stock issued and outstanding and 26,230,810 shares of common stock issued and outstanding.

Common Stock

Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of shareholders. There is no cumulative voting.

The holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available for the payment of dividends at the times and in the amounts as our board of directors may from time to time determine. The shares of our common stock are neither redeemable nor convertible. Holders of our common stock have no preemptive or subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

We have not declared or paid cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Our board of directors will determine future dividends, if any.

Warrants

Under the Securities Purchase Agreement, in connection with each tranche of shares of Series A preferred stock a portion of the warrant issued to Socius under the Securities Purchase Agreement will become exercisable over a two-year period for a number of shares of common stock equal to 35% of the amount of the tranche at per share price equal to the closing bid price of the common stock on the date preceding our delivery of the tranche notice.  Socius may pay the warrant exercise price, at Socius’ option, in cash or through issuance of a secured promissory note.

Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche.

The warrant provides that we may not submit a tranche notice if after giving effect to the acquisition of the warrant shares associated with such tranche Socius, together with its affiliates and any person acting as a group with such holder, would beneficially own in excess of 9.99% of our outstanding common stock.  If we fail to timely deliver shares following exercise of a warrant, we will be obligated for liquidated damages and compensation for any purchases made by the holder to cover any shares not timely delivered.

Series A Preferred Stock

The material terms and provisions of the Series A preferred stock are summarized below.  For the complete terms of the Series A preferred stock, you should refer to the certificate of designations attached as Appendix C to the Company’s Definitive Proxy Statement filed with the SEC by the Company on September 24, 2010.

Ranking and Voting

The Series A preferred stock ranks with respect to rights upon liquidation, winding-up or dissolution, (1) senior to common stock, and any other classes of stock or series of preferred stock of the Company, and (2) junior to all existing and future indebtedness of the Company. Except as required by law or as set forth in the certificate of designations for the Series A preferred stock, holders of the Series A preferred stock do not have rights to vote on any matters, questions or proceedings, including the election of directors.

Protective Provisions

 So long as any shares of Series A preferred stock are outstanding, we may not, without the affirmative approval of the holders of a majority of the shares of the Series A preferred stock then outstanding (voting as a class), (1) alter or change adversely the powers, preferences or rights given to the Series A preferred stock, (2) authorize or create any class of stock ranking as to distribution of assets upon a liquidation senior to or otherwise at parity with the Series A preferred stock, (3) increase the authorized number of shares of Series A preferred stock, (4) liquidate, dissolve or wind-up our business and affairs, or effect any Deemed Liquidation Event (as defined above), or (5) enter into any agreement with respect to the foregoing.

Conversion

The Series A preferred stock is not convertible into common stock.

Dividends and Other Distributions

Commencing on the date of issuance of any such shares of Series A preferred stock, holders of Series A preferred stock shall be entitled to receive dividends on each outstanding share of Series A preferred stock, which shall accrue at an annual rate of 10% from the date of issuance. Accrued dividends are payable upon redemption of the Series A preferred stock.

Liquidation

Upon any liquidation, dissolution or winding up of the Company after payment or provision for payment of debts and other liabilities of the Company, before any distribution or payment is made to the holders of any junior securities, the holders of Series A preferred stock shall first be entitled to be paid out of the assets of the Company available for distribution to its shareholders an amount with respect to the Liquidation Value, as defined below, after which any remaining assets of the Company shall be distributed among the holders of the other class or series of stock in accordance with the Company’s Articles of Incorporation.

Redemption

We may redeem, for cash or by application of the outstanding balance due us under any outstanding secured promissory note issued to us by Socius to purchase shares of common stock under the Securities Purchase Agreement or to acquire shares issuable upon exercise of any warrants, any or all of the shares of Series A preferred stock at any time after the first anniversary of the issuance date thereof, or if such shares were issued upon conversion of debentures the initial issuance of such debentures (whichever such date applies, the “Deemed Issuance Date”), at the redemption price per share equal to the original purchase price therefor (the “Preferred Liquidation Value”), plus any accrued but unpaid dividends with respect to such shares of Series A preferred stock (the “Preferred Redemption Price”). If we exercise this redemption option with respect to any Series A preferred stock prior to the fourth anniversary of the Deemed Issuance Date of such Series A preferred stock, then in addition to the Preferred Redemption Price, we must pay to Socius a redemption premium equal to the following with respect to such redeemed Series A preferred stock: (1) 27% of the Preferred Liquidation Value if redeemed on or after the first anniversary but prior to the second anniversary of the Deemed Issuance Date, (2) 18% of the Preferred Liquidation Value if redeemed on or after the second anniversary but prior to the third anniversary of the Deemed Issuance Date, and (3) 9% of the Preferred Liquidation Value if redeemed on or after the third anniversary but prior to the fourth anniversary of the Deemed Issuance Date.

If we determine to liquidate, dissolve or wind-up our business and affairs, or effect a Deemed Liquidation Event, we are required to redeem the Series A preferred stock at the Preferred Redemption Price (plus any required premium for early redemption).

PLAN OF DISTRIBUTION

On August 30, 2010 we entered into an amended and restated securities purchase agreement (“Securities Purchase Agreement”) with Socius CG II, Ltd. (“Socius”). Pursuant to the Securities Purchase Agreement we have the right over a term of two years, subject to certain conditions, to require Socius to purchase up to $10 million shares of non-convertible redeemable Series A preferred stock in separate tranches.

Under the Securities Purchase Agreement, in connection with each tranche Socius is required to purchase that number of shares of our common stock equal in value to the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice (the “Investment Price”). In addition, in connection with each tranche notice a portion of a warrant issued to Socius under the Securities Purchase Agreement will vest and become exercisable for a number of shares of common stock equal in value to up to 35% of the amount of the tranche at a per share price equal to the Investment Price.  Pursuant to the Securities Purchase Agreement, in connection with each tranche the warrant will be automatically exercised with respect to the number of shares Socius becomes entitled to purchase under the warrant in connection with the tranche.

As a result of the foregoing, under the Securities Purchase Agreement, in connection with each tranche Socius will be obligated to purchase that number of shares of our common stock equal in value to 135% of the amount of the tranche at a per share price equal to the closing bid price of the common stock on the trading day preceding our delivery of the tranche notice.  Socius may pay for the shares it so purchases at its option, in cash or with a secured promissory note. Any such promissory note will bear interest at 2.0% per year. The entire principal balance and interest on the promissory note is due and payable on the fourth anniversary of the date of the promissory note, and may be applied by us toward the redemption of shares of Series A preferred stock held by Socius. The promissory note is secured by securities owned by Socius with a fair market value equal to the principal amount of the promissory note.

Our ability to submit a tranche notice is subject to certain conditions including that: (1) a registration statement covering our sale of shares of common stock to Socius in connection with the tranche is effective and (2) the issuance of such shares and warrants would not result in Socius and its affiliates beneficially owning more than 9.99% of our common stock.

In addition to our issuance of shares of common stock to Socius pursuant to the Securities Purchase Agreement, this prospectus supplement also covers the resale of shares of common stock from time to time by Socius to the public.  In connection with Socius’ sale of our shares of common stock, Socius is deemed an “underwriter” within the meaning of the Securities Act and the compensation paid to Socius is deemed to be underwriting commissions or discounts. We have agreed in the Securities Purchase Agreement to provide indemnification to Socius against certain civil liabilities.

Socius may, from time to time, sell any or all of its shares of common stock on the NYSE Amex or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. Socius may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	to a broker-dealer as principal and resale by the broker-dealer for its account;

•	broker-dealers may agree with Socius to sell a specified number of such shares at a stipulated price per share;

•	privately negotiated transactions; or

•	a combination of any such methods of sale.

Socius may use an unaffiliated broker-dealer to effectuate sales of shares of common stock.  Such sales would be made on the NYSE Amex or otherwise at prices and at terms then prevailing or at prices related to the then current market price. Each such unaffiliated broker-dealer may be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. Each such broker-dealer could receive commissions from Socius which are not expected to exceed customary brokerage commissions.

Socius may also sell shares that qualify for sale pursuant to Rule 144 under the Securities Act.

Socius and any unaffiliated broker-dealer will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of common stock by Socius or any unaffiliated broker-dealer. Under these rules and regulations, Socius and any unaffiliated broker-dealer:

•	may not engage in any stabilization activity in connection with our securities;

•
must furnish each broker that offers shares of our shares of common stock covered by the prospectus that is a part of our Registration Statement with the number of copies of such prospectus and any prospectus supplement which are required by each broker; and

•	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Exchange Act.

These restrictions may affect the marketability of the shares by Socius and any unaffiliated broker-dealer.

We are required to pay all fees and expenses incurred by us incident to the registration of the shares to be sold to Socius. We will bear all of the costs relating to the registration of such shares. Any commissions, discounts or other fees payable to a broker, dealer, underwriter, agent or market maker in connection with the sale of any of the shares will be borne by Socius. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to Socius for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

SELLING STOCKHOLDER

The following table sets forth the number of shares of common stock beneficially owned by Socius immediately prior to the date of this prospectus and the total number of shares that may be offered pursuant to this prospectus. The table also provides information regarding the beneficial ownership of our common stock by Socius to reflect the assumed sale of all of the shares offered under this prospectus.  Socius has, to our knowledge, sole voting and investment power with respect to the shares beneficially owned by it.

	Beneficial Ownership Before Offering			Beneficial Ownership After Offering
Selling Stockholder	Number of Shares Owned	Percent	Number of Shares Being Registered	Number of Shares Owned	Percent
Socius CG II, Ltd. (1)	-	-	557,142	-	-

__________

(1)
Voting and dispositive power with respect to the shares held by Socius CG II, Ltd. is exercised by Ward Jensen, the Vice President-Trading of Socius CG II, Ltd.  However the Securities Purchase Agreement contains a restrictive covenant under which Socius is prohibited from: (1) voting any shares of Company common stock owned or controlled by it or soliciting any proxies or seeking to advise or influence any person with respect to any voting securities of the Company; (2) engaging or participating in any actions, plans or proposals which relate to or would result in, among other things, (a) an extraordinary corporate transaction such as a merger, (b) a sale of a material amount of assets, (c) any change in the present board of directors or management, (c) any change in capitalization or (d) any other change in the Company’s business or corporate structure; or (3) request the Company to amend or waive any such covenants.  Socius CG II, Ltd. is not a registered broker-dealer or an affiliate of a registered broker-dealer.

The selling stockholder provided us with information with respect to its share ownership. Because we are unable to estimate the number of shares that will be held upon resale of shares of common stock being registered hereby we have assumed that the selling stockholder will sell all of such shares. See “Plan of Distribution.”

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Godfrey & Kahn, S.C., Milwaukee, Wisconsin.